Exhibit 99.4

Blake, Cassels & Graydon LLP Barristers & Solicitors Patent & Trade-mark Agents 855 – 2nd Street S.W. Suite 3500, Bankers Hall East Tower Calgary AB T2P 4J8 Canada Tel: 403-260-9600 Fax: 403-260-9700

November 8, 2017

Cenovus Energy Inc.

2600, 500 Centre Street S.E.

Calgary, Alberta, Canada

T2G 1A6

Re: Cenovus Energy Inc. (the “Corporation”)

Dear Ladies and Gentlemen:

Reference is made to the prospectus supplement dated November 8, 2017 (the “Prospectus Supplement”) to the short form base shelf prospectus dated October 10, 2017 forming part of the Registration Statement on Form F-10 (File No. 333-220700) filed by the Corporation with the U.S. Securities and Exchange Commission.

We hereby consent to the references to our firm name in the Prospectus Supplement under the headings “Enforceability of Civil Liabilities”, “Risk Factors”, “Certain Canadian Federal Income Tax Considerations” and “Legal Matters” and to the references to our opinions under the headings “Enforceability of Civil Liabilities”, “Risk Factors” and “Certain Canadian Federal Income Tax Considerations”. In giving such consent, we do not acknowledge that we come within the category of persons whose consent is required by the U.S. Securities Act of 1933, as amended, or the rules and regulations thereunder.

Yours very truly,

/s/ Blake, Cassels & Graydon LLP

Blake, Cassels & Graydon LLP

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